MYLAN N.V.

Building 4, Trident Place

Mosquito Way, Hatfield,

Hertfordshire, AL10 9UL England

August 28, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
cc:	Alla Berenshteyn
cc:	Daniel Greenspan
cc:	Perry Hindin

Re:	Mylan N.V.
Amendment No. 2 to the Registration Statement on Form S-4
Filed July 16, 2015
File No. 333-203873

Dear Mr. Riedler:

We refer to your letter dated July 30, 2015 (the “Comment Letter”) to Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“Mylan” or the “Company”), setting forth the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Mylan’s Amendment No. 2 to the Registration Statement on Form S-4, Commission File No. 333-203873, filed on July 16, 2015 in connection with Mylan’s proposed acquisition of Perrigo Company plc, a public limited company incorporated under the laws of Ireland.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by Mylan’s response.

1.	We note your response to prior comment 2, including the short time period between the date that Mr. Piatt effectively sold his interest in the Parking Lot Parcel (by swapping such interest with IMI’s interest in the smaller parcel of land referenced in your response) and the date that Mylan began negotiations to acquire the Parking Lot Parcel. Please provide additional detail and legal analysis regarding the reasons you believe that the 2015 land transaction was not a transaction with a related person for which disclosure would be required pursuant to Item 404(a) of Regulation S-K. For example, although Mylan started negotiations with IMI in January 2015, when Mr. Piatt no longer had any ownership interest in the Parking Lot Parcel, please indicate whether and when Mylan and Mr. Piatt had engaged in any discussions prior to January 2015 regarding Mylan’s interest in acquiring the Parking Lot Parcel. In responding to this comment and providing your legal analysis, please also address the following statements found in Item 404 and Release 33-8732-A (November 7, 2006):
•	“…a transaction includes, but is not limited to, any financial transaction, arrangement or relationship…or any series of similar transactions, arrangements or relationships” (emphasis added). (Instruction 2 to Item 404(a))
•

“The purpose of [changing the test of company involvement from being a ‘party’ to a transaction to being a ‘participant’ in a transaction]…is to more accurately connote the company’s involvement in a transaction by clarifying that being a ‘participant’

encompasses situations where the company benefits from a transaction but is not technically a contractual ‘party’ to the transaction.” (Release 33-8732-A section V.A.1) Address not only the benefit of Mylan acquiring the land parcels but also the resulting benefit of maintaining Mr. Piatt’s status as an independent director.
•	“disclosure would be required if a company benefits from a transaction with a related person that the company has arranged and in which it participates, notwithstanding the fact that it is not a party to a contract” (emphasis added). (Release 33-8732-A at footnote 418).
•	“We have defined the terms ‘transaction,’ ‘related person’ and ‘amount involved’ substantially as proposed in order to streamline Item 404(a) and to clarify the broad scope of financial transactions and relationships covered by the rule (emphasis added).” (Release 33-8732-A section V.A.1.b)

Response: We acknowledge and share the Staff’s commitment to a principles-based understanding of the disclosure requirements of Item 404(a) of Regulation S-K (“Item 404(a)”). We have reviewed the Staff’s comments above and the Staff’s focus on statements made by the Commission in “Executive Compensation and Related Person Disclosure,” Release No. 33-8732-A (August 29, 2006) (the “Release”) and the revised rule relating to the term “transaction” (including the reference to “any series of similar transactions”); the revised rule’s use of the term “participant” (in contrast to the term “party”) and the example given in footnote 418; and “the broad scope of financial transactions and relationships” covered by the rule. We have also further reviewed, with the assistance of outside counsel, the facts underlying the Company’s purchase of the Parking Lot Parcel (as defined below).

The Company continues to believe that (i) the acquisition in December 2014 by IMI (as defined below) of Mr. Piatt’s interest in the Parking Lot Parcel and (ii) the purchase in May 2015 by Mylan of the Parking Lot Parcel from IMI are two separate transactions, and that Mylan was not a participant in the transaction between Mr. Piatt and IMI. For purposes of our response to your comments above, however, we also have analyzed the two transactions as if they were viewed as a single combined transaction in which Mylan was a participant. A necessary trigger to any Item 404(a) disclosure requirement is that the related person have a direct or indirect material interest in the transaction. As described and for the reasons outlined below, when analyzing the two transactions as if they constitute a single transaction, the Company remains of the view, as expressed in my letter to you dated July 24, 2015, that Mr. Piatt had no direct or indirect material interest in Mylan’s purchase of the Parking Lot Parcel and therefore no disclosure was required pursuant to Item 404(a).

Facts

The following description reflects our further review and current understanding of the facts. Faced with a shortage of parking for its employees, in early 2014 Mylan began considering the purchase of land adjacent to its headquarters for, among other potential uses, additional parking spaces (the “Parking Lot Parcel”). Mylan also evaluated whether, alternatively, to build a parking garage on land already owned by it. At the time, the Parking Lot Parcel was owned by a partnership in which Mr. Piatt had an indirect 10% ownership interest through Shoppes at Southpointe, LLC and his partner IMI Southpointe LP (“IMI”) had a 90% ownership interest (the “Partnership”). The sole member of IMI’s general partner is Institutional Mall Investors LLC, a co-investment venture owned by an affiliate of Miller Capital Advisory, Inc. (“Miller Capital”) and the California Public Employees’ Retirement System, or CalPERS, the largest public pension fund in the U.S. Mr. Piatt has never had an interest in IMI, Miller Capital or CalPERS and is not a partner in, controlling shareholder or an executive officer of those entities. The Partnership also owned a smaller parcel of land of which Mr. Piatt desired to acquire 100% ownership for his own use.

In early 2014, Mylan expressed its interest in acquiring the Parking Lot Parcel to Mr. Piatt. Mr. Piatt in turn expressed Mylan’s interest to IMI. Although Mylan had an awareness of the valuation IMI was considering for the Parking Lot Parcel and IMI had an awareness of Mylan’s continuing interest in the parcel, Mylan determined not to enter into negotiations regarding a potential acquisition of the Parking Lot Parcel until Mr. Piatt no longer had an interest in the Parking Lot Parcel. In December 2014, Mr. Piatt and IMI swapped their interests in the smaller parcel and the Parking Lot Parcel so that IMI then owned 100% of the Parking Lot Parcel and Mr. Piatt then owned 100% of the smaller parcel. IMI received a cash payment of approximately $256,000 from Mr. Piatt to equalize the values of the swapped parcels. At that point, IMI was not committed to sell the Parking Lot Parcel to Mylan, and could have decided to keep the parcel and develop it on its own or to sell the parcel to someone else. Similarly, Mylan was not committed to purchase the Parking Lot Parcel from IMI, or to any terms of a potential purchase, at that time. In January 2015, following Mr. Piatt’s exit from the Parking Lot Parcel, Mylan and IMI proceeded to negotiate various terms of a purchase agreement. IMI’s asking price for the Parking Lot Parcel was the same price per acre used to value the Parking Lot Parcel in the swap arrangement. Mylan requested that IMI lower its asking price for the Parking Lot Parcel, which IMI refused to do. After further negotiations, in March 2015, Mylan and IMI signed a Purchase and Sale Agreement for the Parking Lot Parcel and that transaction closed in May 2015.

Analysis

As explained in the Release, when the Commission revised its rules about the disclosure of executive compensation matters and related person transactions in 2006, it was implementing a principles-based regime designed to provide more meaningful information about the compensation and other financial relationships among a company and its executives and directors so that investors could have better insight into the understandings, attitudes, interests, motivations and incentives of the people who are employing their capital and running their companies for them. We recognize the Staff’s apparent concern that either (i) the two transfers of the Parking Lot Parcel in 2014 and 2015 should be treated as one “transaction” for Item 404(a) purposes, or (ii) the Company should be understood to have been a “participant” in the initial transfer between Mr. Piatt and IMI. As described above, the Company continues to believe that the December 2014 transaction between Mr. Piatt and IMI and the May 2015 transaction between IMI and Mylan are two separate transactions, and that Mylan was not a participant in the transaction between Mr. Piatt and IMI. However, for purposes of our analysis here, we will view those transactions as a single combined transaction in which Mylan was a participant and focus only on whether Mr. Piatt had a direct or indirect material interest in that transaction in further explaining why disclosure was not required.

Item 404(a) is a model for how an effective principles-based regulation should be constructed. The Commission set forth a few narrow, specific rules and then provided narrative discussion and guidance to help with the application of the underlying principle. Accordingly, in order to give its investors a more complete understanding of the financial relationships among it and its executives and directors, a company must provide disclosure regarding:

•	any transaction since the beginning of the company’s last fiscal year, or any currently proposed transaction;

•	in which the company was or is to be a participant;

•	in which the amount involved exceeds $120,000; and

•	in which any related person had or will have a direct or indirect material interest.

The amount $120,000 is a bright line floor, “related person” is a broad but specifically defined category of people, and whether a related person has a “material interest” is – as is always true for materiality – a facts and circumstances based determination. And as your letter notes, “transaction” and “participant” are both intended to be understood broadly, in service of the greater principle.

Applying the framework of the rule to our facts, clearly more than $120,000 was involved in the transfers of the Parking Lot Parcel, and clearly Mr. Piatt as a member of the Company’s board of directors was, and is, a related person. But even if one assumes that (a) the two transfers of the Parking Lot Parcel can be understood as a single transaction, or (b) the transfer between Mr. Piatt and IMI can be understood as a transaction in which the Company was a participant, disclosure pursuant to Item 404(a) would not be required or appropriate because Mr. Piatt did not have a direct or indirect material interest. Further to this point, we respectfully advise the Staff that on August 28, 2015, Mylan’s Audit Committee (the “Committee”), with Mr. Piatt not participating, reviewed the facts surrounding the two transfers of the Parking Lot Parcel, which now belongs to Mylan, and determined that Mr. Piatt did not have a direct or indirect material interest, including if for argument’s sake the two transfers are viewed as one transaction. In making this determination, the Committee reviewed the materiality of Mr. Piatt’s interest on the basis of the significance of the information to investors in light of all the circumstances. And in assessing the materiality of the information to investors, the Committee looked at the totality of the facts and circumstances, including but not limited to reviewing specifically the three factors bearing on materiality set forth in the Release (pages 149-150), as described below:

(i)	The relationship of Mr. Piatt to the transfers of the Parking Lot Parcel. In looking at the relationship of Mr. Piatt to the two transfers, the Committee determined that any interest held by Mr. Piatt ended in December 2014, prior to the second transfer, when IMI acquired his 10% interest in the Parking Lot Parcel, after which he no longer had any ownership of the Parking Lot Parcel and had no ongoing financial ties to the land or any further sale of it. IMI was free, in keeping with its fiduciary duties to its own clients (which included CALPERS and did not include either Mr. Piatt or Mylan), to sell the land to Mylan or not. Mr. Piatt had no stake, economic or otherwise, in the Parking Lot Parcel at that point and no input or influence over IMI’s decision.

(ii)	The importance of the interest to Mr. Piatt. In looking at the importance of the interest to Mr. Piatt, the Committee assessed his interest in the totality of the two transfers of the Parking Lot Parcel. In particular, the Committee looked at the fact that Mr. Piatt’s overall economic position did not change significantly as a result of the transfers of the Parking Lot Parcel and the swap for the smaller parcel. Furthermore, without getting into a public discussion with the Staff of Mr. Piatt’s personal and private financial information and financial position, the Committee satisfied itself that none of the amounts involved nor the particular parcels of land involved were material to Mr. Piatt.

(iii)	The amount involved in the transfers of the Parking Lot Parcel. For the reasons set forth above under “The importance of the interest to Mr. Piatt”, the amounts involved, either individually or in the aggregate, in the transfers of the Parking Lot Parcel are not material to Mr. Piatt.

Based on the aforementioned discussion, Mr. Piatt has also confirmed that he does not believe he had a direct or indirect material interest in the transaction.

After reviewing these factors, together with Mr. Piatt’s confirmation, the Committee determined and continues to believe that Mr. Piatt had no direct or indirect material interest in the transaction and therefore no disclosure was required pursuant to Item 404(a).

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Bradley L. Wideman
Bradley L. Wideman
Vice President, Associate General Counsel, Securities and Assistant Secretary

cc:	John D. Sheehan, Mylan N.V.
Thomas E. Dunn, Cravath